

March 28, 2014

<u>Via E-mail</u>
Roselyn R. Bar, Esq.
Senior Vice President, General Counsel and Corporate Secretary
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, North Carolina 27607-3033

      Re: Martin Marietta Materials, Inc.
              Registration Statement on Form S-4
              Filed March 3, 2014
              File No. 333-194288
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed February 24, 2014
              File No. 001-12744

Dear Ms. Bar:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

With respect to the comments relating to your Exchange Act filing, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please file all required exhibits, such as the legal opinions, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

2. We note the financial advisors for Martin Marietta and TXI provided oral opinions to the respective boards on January 27, 2014, which were subsequently confirmed in writing. Please provide us supplemental copies of any materials, such as board books, used in their presentations to the board. We may have additional comments after reviewing these materials.

3. Please provide the information required by Item 18(a)(7) of Form S-4 if Martin Marietta's proxy will not be filed before effectiveness of the Form S-4. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation Question 123.01.

Summary, page 1

Equivalent and Comparative Per Share Information, page 15

4. We note that the historical earnings per share data you have presented includes non-continuing operations for Martin Marietta as of December 31, 2013. Please revise to present historical earnings per share from continuing operations for the requisite periods per Item 3(f)(3) of Form S-4.

Martin Marietta Proposal 1 and TXI Proposal 1: The Issuance of Martin Marietta Shares and the Adoption of the Merger Agreement, page 37

Background of the Merger, page 37

5. Please identify the financial advisor of Martin Marietta whose representative arranged the March 25, 2013 meeting.

6. On page 38, you state that "the TXI board determined that the indications of interest relating to TXI's California operations or aggregate operations were unattractive financially and strategically." Please revise to explain why these indications of interest were unattractive.

7. Please revise to describe the "non-financial terms" of the transaction first mentioned on page 39.

Summary of Material Joint Analyses, page 55

8. We are unable to locate the financial estimates for CY2014E and CY2015E EBITDA for both Martin Marietta and TXI as referenced on page 55 and the estimated free cash flows from January 2014 through May 31, 2023. Similarly, we note the use of the estimated present value of the Stand-alone Tax Assets and the Real Estate Proceeds at the bottom of page 58 and the estimates for Operating Synergies and Tax Asset Synergies on page 59. In addition, we are unable to locate the CY2014E EBITDA for MM and TXI referenced on page 66, the estimated free cash flows for fiscal years 2014 through 2018 referenced on page 67, the estimated net revenue, EBITDA, EIBT and net income for calendar years 2013, 2014 and 2015 referenced on page 67. Please revise to disclose these projections or advise.

Public Trading Multiple Analysis, page 56

9. Please discuss with greater specificity the criteria used to determine the comparable companies used in this analysis. In this regard, disclose the methodology and criteria used to select these companies. Further, please tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not. Similarly revise the disclosure on page 66.

Discounted Cash Flow Analysis Including Synergies, page 59

10. Please revise to provide additional details regarding how the financial advisors arrived at the various discount rates and perpetual growth rates used in this discounted cash flow analysis and explain why the rates differ from the analysis excluding synergies.

Precedent transaction multiples, page 61

11. Please explain why the first analysis under this heading was not meaningful.

Pro forma financial analysis, page 68

12. Please revise to clarify the reference to "deal-related intangibles."

Quantification of Potential Payments and Benefits to TXI's Named Executive Officers in Connection with the Merger, page 71

13. Please revise footnote one to quantify each separate form of compensation included in the aggregate total reported. See Instruction 4 to Item 402(t)(2) of Regulation S-K.

Certain Martin Marietta Forecasts, page 78; Certain TXI Forecasts, page 80

14. We note the disclaimer by the issuer at the bottom of page 81 relating to the internal financial forecasts. While it may be acceptable to include qualifying language concerning

subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

Litigation Related to the Merger, page 82

15. Please provide us a copy of the complaint related to the merger.

The Merger Agreement, page 82

16. Please include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Unaudited Pro Forma condensed Combined Consolidated Financial Information, page 102

Unaudited Pro Form Condensed Combined Consolidated Statement of Earnings, page 104

17. In the pro forma statement of earnings, please delete basic and diluted (loss) per share of $ (0.35) for Texas Industries, Inc.

Note 2. Basis of Pro Forma Presentation, page 106

18. We note your disclosure that estimated transaction costs have been excluded from the pro forma financial statements. Please disclose the estimated direct incremental costs of the transaction. Please tell us if you have recorded any direct costs in your income statement during the year ended December 31, 2013 and how you considered adjusting your income statement for these non-recurring costs. Refer to Rule 11-2(b)(6) of Regulation S-X.

Note 5. Adjustments to Pro Forma Financial Statements, page 109:

19. With regard to adjustment (j), we note you adjusted TXI's inventory to fair value. Based on your disclosure on page 107, it appears such adjustment was determined based on disclosures obtained from TXI's November 30, 2013 Quarterly Report and TXI's 2013 Annual Report. Please tell us how this adjustment was determined. Additionally, please revise your disclosure to clearly explain the assumptions involved in determining your pro forma adjustments.

20. We note adjustment (n) in which you are recording $200 million of other intangible assets as a pro forma balance sheet adjustment. Please clearly disclose a description of the intangible assets, how this adjustment was determined and assumptions involved in determining this amount.

Annex A

21. Please file all material exhibits, schedules and/or attachments to the agreement and plan of merger. For example, we note the references to Exhibits A and B. In addition, please include in the Annex a list briefly identifying the contents of all omitted schedules, including the disclosure letters, together with the agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K.

Undertakings, page II-3

22. Please include the Item 512(a)(6) undertaking of Regulation S-K.

Exhibits

23. We note that the consent to the inclusion of the fairness opinion and the disclosure in the Form S-4 relating to that fairness opinion as it relates to Deutsche Bank, exhibit 99.2, does not cover any amendments to the registration statement. Please include a revised, updated consent with your amendment.

Exhibits 15.1, 23.4 and 23.5

24. Please provide a current consent, as applicable, from your independent accountants in any amendment filed.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13.01

Consolidated Balance Sheets, page 11

25. Please tell us and revise in future filings whether any elements of other current liabilities exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please provide us your revised disclosure.

Note A. Accounting Polices, page 14

Earnings Per Common Share, page 19

26. Please disclose the information required by ASC 260-10-50-1(c) as it relates to securities that were not included in the computation of diluted earnings per share. Please provide us your revised disclosure to be included in future filings.

Note I. Income Taxes, page 24

27. We note your disclosure that in August 2013 you filed amended tax returns and paid the taxes due to settle the Canadian Advance Pricing Agreement (APA). We also note current foreign tax expense of $0.9 million and $4.1 million for the year ended December 31, 2013 and 2012 respectively primarily related to the estimated settlement of the APA. Please clarify the amounts you had estimated, the amount of the settlement and the total amount of taxes paid to settle the APA. Please provide us your revised disclosure to be included in future filings.

Note K. Stock-Based Compensation, page 32

28. We note your disclosure on page 32 that you have granted certain restricted stock awards with market conditions. Please disclose the information required by ASC 718-10-50-2(g) as it relates to your granted restricted stock awards with market conditions. Please provide us your revised disclosure to be included in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Current Market Environment and Related Risks, page 73

29. We note your disclosure on page 73 that there is a risk of long-lived asset impairment at temporarily idled locations. We also note that you continue to depreciate these assets and also believe that the useful life of the equipment is extended. Please provide the following:

a) Please disclose the number of locations, the idle time period and the amount of long-lived assets;
b) discuss how you tested the recoverability of these assets and when management assumes that these locations will be re-opened; and
c) further explain your depreciation policy associated with these assets and provide a basis in the accounting literature.

Please provide us with revised disclosure to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our periodic report comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dee Dee Hurst at (202) 551-3681 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: George F. Schoen, Esq.
    Cravath, Swaine & Moore LLP